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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2003


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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's Name into English)

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                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

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                       (Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                            Form 20-F or Form 40-F).

                      Form 20-F    x     Form 40-F
                               ---------          ---------

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).


                         Yes           No     x
                             ---------    ---------

   If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-_______


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         April 24, 2003

                                    BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.


                                    By:/s/   Pedro Toll
                                       ---------------------------------------
                                             Pedro Toll
                                          General Manager


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                                INDEX OF EXHIBITS

Exhibit 99.(I)- Press Release, dated April 23, 2003, relating to the announcement of the sale of Argentine obligations by BLADEX.